Filed pursuant to Rule 433
June 5, 2006
Relating to Preliminary Pricing Supplement No. 327 to
Registration Statement No. 333-89136
Dated September 17, 2003

ABN AMRO Bank N.V. SHIELDS®
PRELIMINARY PRICING SHEET – JUNE 5, 2006

S&P 500 INDEX® STRUCTURED HYBRID EQUITY LINKED SECURITIES® DUE JUNE 28, 2010
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	4-year SHIELDS® Linked to the S&P 500 Index® due June 28, 2010 (the “Securities”)
Underlying Index:	S&P 500 Index® (Bloomberg Code: SPX <Index>)
Coupon:	None. The Securities do not pay any interest.
Denomination/Principal:	$1,000
Issue Size:
Issue Price:	100%
Payment at Maturity:	At maturity, for each $1,000 principal amount of Securities, holders will receive a cash amount equal to the sum of (i) the principal amount of $1,000 plus (ii) the Supplemental Redemption Amount.
Maximum Level:	$520
Supplemental Redemption Amount:

The Supplemental Redemption Amount for each $1,000 principal amount of the Securities will be a cash amount equal to the product of (i) the percentage return on the value of the Underlying Index multiplied by (ii) $1,000, or:

In no event, however, will the Supplemental Redemption Amount for each $1,000 principal amount of Securities be less than zero or greater than the Maximum Level of $520.

Initial Value:	100% of the closing value of the Underlying Index on the Trade Date
Final Value:	100% of the closing value of the Underlying Index on the Determination Date
Contingent Payment Debt Instrument Comparable Yield:
Ranking:	The Securities are unsecured, unsubordinated obligations of the Issuer.
CUSIP Number:	00079FQZ8 ISIN Code: US00079FQZ89
Trustee & Paying Agent:	JPMorgan Chase & Co
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	No sales into The Netherlands or to Dutch persons
Trade Date:	June 23, 2006, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Settlement Date:	June 28, 2006
Determination Date:	June 23, 2010, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Maturity Date:	June 28, 2010 (4 years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and this offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

SUMMARY

     The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are medium-term senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are linked to the Underlying Index and have a maturity of four years. The Securities combine certain features of debt and equity by providing for the payment at maturity of principal plus an additional amount based on the percentage increase in value, if any, of the Underlying Index over the life of the Securities. Unlike ordinary debt securities, however, the Securities do not pay interest.

What will I receive at maturity of the Securities?

     At maturity you will receive, for each $1,000 principal amount of Securities, a cash payment equal to the sum of (1) $1,000 and (2) the Supplemental Redemption Amount, which will in no event be less than zero or greater than $520 (or 52% of the issue price per Security).

     The Supplemental Redemption Amount for each Security will be equal to the percentage change in the value of the Underlying Index multiplied by $1,000, which is calculated as:

     The Supplemental Redemption Amount will never be less than zero, even if the percentage change in the Underlying Index is less than zero. This means that, regardless of the performance of the Underlying Index over the term of the Securities, you will at least receive at maturity the principal amount of your Securities.

     The Supplemental Redemption Amount will also never exceed the Maximum Level of $520. This means that even if the Underlying Index appreciates in value by more than 52%, you will not receive a return greater than 52% over the term of the Securities. Accordingly, you will not benefit from any appreciation in the Underlying Index in excess of 52%.

Can you give me examples of the payment I will receive at maturity depending on the percentage change in the value of the Underlying Index?

     Example 1: If for example the initial value is 200 and the final value is 150, the Supplemental Redemption Amount would be calculated as follows:

     Because the Supplemental Redemption Amount is negative in this case, at maturity you would receive only the principal amount of $1,000 per Security.

     Example 2: If for example the initial value is 200 and the final value is 210, the Supplemental Redemption Amount would be calculated as follows:

     As a result you would receive at maturity the principal amount of $1,000 plus a $50 Supplemental Redemption Amount, or a total payment of $1,050 per Security.

     Example 3: If for example the initial value is 200 and the final value is 600, the Supplemental Redemption Amount would be calculated as follows:

     In this case, the Supplemental Redemption Amount ($2,000) is greater than $520. Because the Supplemental Redemption Amount is capped at $520, at maturity you would receive the sum of the principal amount of $1,000 plus the Supplemental Redemption Amount of $520, or a total payment of $1,520 per Security.

     These examples are for illustrative purposes only. We will set the Initial Value on the date we price the Securities. It is not possible to predict the closing value of the Underlying Index on the Determination Date.

Will I receive interest payments on the Securities?

     No. You will not receive any interest or other payments on the Securities before maturity.

Will I get all my principal back at maturity?

     Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the Bank’s obligations under the Securities, you will receive your principal back at maturity of the Securities. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of your full principal amount. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

Is there a limit to how much I can earn over the term of the Securities?

     Yes. Because the Supplemental Redemption Amount is capped at the Maximum Level of $520, or 52% of the issue price, the total amount payable at maturity for each $1,000 principal amount of Securities will never exceed $1,520 (which is the sum of $1,000 principal amount and the Maximum Level of $520). Accordingly, you will not benefit from any appreciation on the Underlying Index in excess of 52%, regardless of how high the closing value of the Underlying Index is at maturity of the Securities or how high it has been at any time during the term of the Securities.

What is the Underlying Index?

     The Underlying Index is a 500-stock benchmark that includes a representative sample of leading companies in leading industries. You should read “Public Information Regarding the Underlying Index” in the related Pricing Supplement for additional information regarding the Underlying Index.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities.

Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Limited Return

The Supplemental Redemption Amount is subject to a predetermined cap. This means that investors will not benefit from any appreciation in the Underlying Index above a certain predetermined level. Accordingly, investors will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how high the value of the Underlying Index is during the term of the Securities or on the Determination Date. Because of the predetermined cap, the return of the Securities may be significantly less than the return of a direct investment in the Underlying Index during the term of the Security.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Index, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

The Securities will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, U.S. taxable investors, regardless of their method of accounting, will be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity. In addition, any gain recognized upon a sale, exchange or retirement of the Securities will be treated as ordinary interest income for U.S. federal income tax purposes.

Investors should review the “Taxation” section in the related pricing supplement. Additionally, investors are urged to consult their tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and their particular situation.

S&P Disclaimer

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by ABN AMRO Bank N.V. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Securities.

SHIELDS® and Structured HybrId Equity LinkeD Securities® are registered service marks of ABN AMRO Bank N.V.

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